Superfund Capital Management Inc.
October 19, 2010
VIA EDGAR
Sonia Gupta Barros
Special Counsel
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Superfund Gold, L.P. Form 10-K/A for Fiscal Year Ended December 31, 2009 Filed October 4, 2010 File No. 000-53764
Dear Ms. Gupta Barros:
This letters serves to acknowledge Superfund Capital Management’s receipt of the Securities and Exchange Commission’s letter dated October 7, 2010. In response to the Commission’s comment, Superfund Capital Management confirms that in future filings, the auditor’s opinion will clarify that the registrant, Superfund Gold, L.P., as a whole, as well as each Series of the registrant, individually, was audited, in accordance with Article 3 or Regulation S-X.
Thank you very much for your attention to this matter. If you have any questions, please do not hesitate to contact me at (473) 439-2418
Very truly yours,

/s/ Martin Schneider

P.O. Box 1479 | Superfund Office Building | Grand Anse, St. George’s, Grenada W. I.
Phone: +1-473-439-2418 | Fax: +1-473-439-2419
Email: capital.management@superfund.com